UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-09819

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)
Glen Allen, Virginia 23060-9245

Required Information

Items 1-3.  The Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as of and for the fiscal year ended December 31, 2022, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4.  Pursuant to Sections 103 and 104 of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants.

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statements of Net Assets Available for Benefits

	December 31, 2022	December 31, 2021
Assets
Mutual funds	$9,855,446	$11,282,922
Corporate stocks (employer stock)	1,053,636	1,154,970
Participant loan receivable	58,982	67,140
Total assets	10,968,064	12,505,032

Liabilities
Other liabilities	—	—
Total liabilities	—	—

Net assets available for benefits	$10,968,064	$12,505,032

Dynex Capital, Inc. 401(k) Plan
(as restated effective October 3, 2016)

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2022
Additions to net assets:
Contributions – Employer	$243,709
Contributions – Participant	356,871
Net depreciation in fair value of investments	(2,391,613)
Interest and dividends	278,346
Interest on participant loans	3,567

Total reduction to net assets	(1,509,120)

Deductions from net assets:
Benefits paid to participants	654
Administrative expenses	27,194

Total deductions from net assets	27,848

Decrease in net assets available for benefits	(1,536,968)

Net assets available for benefits:
Beginning of year	12,505,032
End of year	$10,968,064

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Dynex Capital, Inc. 401(k) Plan (as restated effective October 3, 2016) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNEX CAPITAL, INC. 401(k) PLAN (as restated effective October 3, 2016)

Date: June 30, 2023	By:	/s/ Robert S. Colligan
Robert S. Colligan Executive Vice President & Chief Financial Officer Dynex Capital, Inc., Plan Administrator

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